Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information in this report contains forward-looking statements. All statements other than statements of historical fact made in this report are forward looking. In particular, the statements herein regarding industry prospects and future results of operations or financial position are forward-looking statements. These forward-looking statements can be identified by the use of words such as “believes,” “estimates,” “could,” “possibly,” “probably,” anticipates,” “projects,” “expects,” “may,” “will,” or “should” or other variations or similar words. No assurances can be given that the future results anticipated by the forward-looking statements will be achieved. Forward-looking statements reflect management’s current expectations and are inherently uncertain. Our actual results may differ significantly from management’s expectations.

The following discussion and analysis should be read in conjunction with our financial statements, included herewith. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. Such discussion represents only the best present assessment of our management.

A. Operating Results

As of December 31, 2021, we have three operating business lines, including the retail business of providing high-quality tea beverages in our tea shop chain business conducted by Hunan MYT, the dark tea distribution business by 39Pu and planned blockchain business to be conducted by Hunan BTB.

Tea Shop Chain Business

As affected by the outbreak of COVID-19, we closed certain tea shops through the date of this report. Currently the Company has three tea shops based in Hunan Province, China, among which two are flagship stores and one is general stores. In addition, we opened our first oversea tea shop in August 2020 in Manhattan, New York City, through our joint venture. The Company sells tea products, beverages and light meals. The tea drinks we are currently offering are developed on various tea bases, among which is our featured Anhua dark tea base. These tea-based beverages include fresh milk tea, fruit tea, milk cap tea, etc. The light meals offered include selections such as salads, sandwiches, pasta, steak, burritos and other healthy options. The pastries we are offering include fresh baked bread, fresh baked cakes, frosting cakes, etc.

Customers place orders and pay for tea products, beverages and light meals in the Company’s tea shop chains. Revenues are recognized at the point of delivery to customers. Customers that purchase prepaid cards are issued additional points for free at the time of purchase.

We have also teamed up with China’s leading online food ordering and delivery platforms—meituan.com (“美团”) and ele.me (“饿了么”)—to allow consumers to order drinks, light meals, and pastries through the Internet from the closest stores. Consumers, however, can order only products that are suitable for delivery, such as bread with long expiration periods, light snacks, and certain tea beverages. Some tea beverages, such as milk foam cap tea, are not offered online due to its unsuitability for delivery. After a customer places an order with these online platforms, our products will be produced in the stores and delivered by professional deliverymen. The production and delivery process is typically completed in forty (40) minutes.

For the six months ended December 31, 2021 and 2020, the Company earned income from the tea shop chain business of $103,395 and $169,656, respectively.

Branding and Marketing Strategy

Our products are currently offered under two brands, Buoyance Manor (“浮力庄园”) and Your Ladyship Tea (“小主的茶”). We plan to offer snacks and accessories, including peanut nougat gift boxes, cookies, coffee mugs, and tea cups under a new brand Meet Honey. We have entered into a series of trademark assignment and license agreements with the owners of these trademarks. For details, please refer to the section of Trademarks, Copyrights, Patents and Domain Names.

Each brand has its own market position. Buoyance Manor mainly focuses on selling coffee drinks and varieties of bread originating from Europe. Your Ladyship Tea mainly focuses on selling tea beverages and light meals. Meet Honey will mainly focus on selling snacks and accessories, including peanut nougat gift boxes, cookies, coffee mugs, and tea cups.

Competition

In almost all markets in which we operate, there are numerous competitors in the specialty tea beverage business. We believe that our customers choose among specialty tea beverage brands primarily on the basis of product quality, service and convenience, as well as price. We face competition from large fast-food restaurants and ready-to-drink tea beverage manufacturers. We also compete with restaurants and other specialty retailers for prime retail locations and qualified personnel to operate both new and existing stores.

As of now, our major competitors in the Hunan province are: Maiji (“麦吉”), Luosennina (“罗森尼娜”), NAYUKI (“奈雪的茶”), and Chayanyuese (“茶颜悦色”).

Dark Tea Distribution Business

In order to diversify the Company’s business and create synergies between our tea shop chains and dark tea distribution, the Company’s indirectly wholly-owned subsidiary, Mingyuntang (Shanghai) Tea Co. Ltd. (“Shanghai MYT”), entered into a series of contractual agreements (the “39Pu VIE Agreements”) with Hunan 39 PU Tea Co., Ltd. (“39Pu”) and certain shareholders of 39Pu (“39Pu Shareholders”), who collectively hold 51% of 39Pu. The 39Pu VIE Agreements are designed to provide Shanghai MYT with the power, rights and obligations equivalent, in all material respects, to those it would possess as the 51% equity holder of 39Pu, including absolute control rights and the rights to the management, operations, assets, property and revenue of 39Pu. The purpose of the 39Pu VIE Agreements is solely to give the Company the exclusive control over 39Pu’s management. Through 39Pu’s VIE structure, the Company was able to consolidate operations of 39Pu, effective as of October 2, 2019, and now operates a separate dark tea distribution business.

39Pu, headquartered in Changsha Province, China, is a high-end tea enterprise integrating tea distribution, product research and development, and tea cultural heritage projects. 39Pu aims to create a comprehensive tea brand, selling premium tea (primarily Anhua dark tea) and facilitating the dissemination of tea culture. Currently, 39Pu engages in the sale of dark tea products through various sales channels, including sales to wholesale customers, sales through reputable online marketplaces in China such as Tiktok, and sales through the Company’s retail stores.

39Pu recognizes revenues when products are delivered to customers on a gross basis, as the Company is acting as a principal in these transactions. For the six months ended December 31, 2021 and 2020, the Company earned income from the dark tea distribution of $1,201,394 and $3,704,424, respectively.

Blockchain and Cryptocurrency Business

Our blockchain technology and cryptocurrency mining business is currently conducted through Bit Brother New York Inc. As for Hunan BTB, its operations shall consist of conducting research and development our metaverse technology and application solution to build various application scenarios or platforms in the metaverse, targeting both individual and institutional users.

For the six months ended December 31, 2021 and 2020, the Company has not generated any income from the blockchain technology and cryptocurrency mining business which launched in May 2021.

Planned Products and Services

Cryptocurrency Mining Hosting Service Center

We plan to provide cryptocurrency mining hosting services at our host sites in the U.S. We expect our hosting sites will be powered by local grid and other power sources to provide long-term stable power supply for cryptocurrency miners as well as holistic hosting and maintenance services to of our clients.

BTBOX

We independently developed an environment-friendly and energy-saving integrated IDC mobile data center for the global market. Its system is modular integrated with water and power grids and the new water-cooling system included combines the principles of water evaporation, natural water temperature, and air circulation to form an air conditioning cycle with a natural cooling. The system achieves green energy saving, noise reduction, cooling, dust reduction, oxygen enhancement, etc. At the same time, the data center also achieves the maximum utilization of space. We expect it be customized according to each customer’s requirements and needs and is suitable for a variety of brand and model mining machines.

Competition

Cryptocurrency mining, hosting and security is in a highly competitive environment. Our competitors include companies that may have a longer history, larger market share, greater brand recognition, greater financial resources in research or other competitive advantages. We anticipate that competition will increase as cryptocurrencies gain greater acceptance and more players join the market of cryptocurrency mining and mining farm operations.

Strong competition in the market may require us to increase our marketing expenses and sales expenses, if any, or otherwise invest greater resources to gain market shares and expand our mining capacities as needed to adequately compete. Such efforts may negatively impact our profitability. If we are unable to effectively meet our business plans in the competitive landscape, our business, financial conditions and results of operations may be adversely affected.

Trademarks, Copyrights, Patents and Domain Names

We regard our future trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we will rely on trademark and trade secret law and confidentiality and invention assignment with our employees and others to protect our proprietary rights.

Key Factors that Affect Operating Results

We just launched the specialty tea product distribution and retail business in November 2018 and the dark tea distribution business in October 2019. We believe our future success depends on our ability to significantly increase revenues as well as maintain profitability from our operations. Our limited operating history makes it difficult to evaluate our business and future prospects. You should consider our future prospects in light of the risks and challenges encountered by a company with a limited operating history in an emerging and rapidly evolving industry. These risks and challenges include, among other things,

●	Our ability to attract and engage customers

●	Our ability to increase product offerings

●	Expansion of our online distribution

●	Effective selling prices of our products

●	Efficient store operations

In addition, we planned to launch bitcoin business in the year ended June 30, 2022. These risks and challenges include, among other things,

●	Our ability to execute our planned blockchain and cryptocurrency mining business plan

●	Our ability to develop our cryptocurrency mining capacity

●	Shortages or price changes in mining machines

●	Intense industry competition

Our business requires a significant amount of capital, in large part because we plan to continue to open stores and expand our business through joint venture stores and to additional markets where we currently do not have operations.

Results of Operations

Six Months Ended December 31, 2021 as Compared to Six Months Ended December 31, 2020

	For the Six Months Ended December 31,		Change
	2021	2020	Amount	%
Revenue	$1,304,789	$3,874,080	$(2,569,291)	(66)%
Cost of revenues	(1,008,334)	(2,328,001)	1,319,667	(57)%
Gross profit	296,455	1,546,079	(1,249,624)	(81)%

Operating expenses
General and administrative expenses	(4,809,370)	(2,205,377)	(2,603,993)	118%
Total operating expenses	(4,809,370)	(2,205,377)	(2,603,993)	118%

Other income (expenses), net
Interest income	436,330	138,306	298,024	215%
Change in fair value of warrants	65,576	845,683	(780,107)	(92)%
Equity investment loss	(195,454)	(201,815)	6,361	(3)%
Other expenses	(496,160	(167,046)	(329,114)	197%
Total other (expenses) income, net	(189,708)	615,128	(804,836)	(131)%

Net loss before income taxes	(4,702,623)	(44,170)	(4,658,453)	10,547%
Income tax expenses	(187)	(259,031)	258,844	(100)%

Net loss	$(4,702,810)	$(303,201)	$(4,399,609)	1,451%

Revenues

For the six months ended December 31, 2021, we generate revenue from the following two sources, including (1) sales of tea products, beverages and light meals in its tea shop chains by Hunan MYT, and (2) sales of dark tea products by 39Pu. Total revenue decreased by $2,569,291 or 66%, from $3,874,080 for the six months ended December 31, 2020 to $1,304,789 for the six months ended December 31, 2021.

(1)	Revenue from sales of tea products, beverages and light meals in retail shop chains

The Company commenced its business of specialty tea product distribution and retail in November 2018. The Company sold tea beverage drinks, light meals and other tea products in the retail stores. Customers places orders in the store and revenue is recognized when drinks and meals are delivered to the customers. For the six months ended December 31, 2021 and 2020, the Company generated revenues of $103,395 and $169,656, respectively, from its three retail stores, representing a decrease of $66,261 or 39%. As affected by the competition of tea beverage drinks, , the Company witnessed a continuous decrease in revenues from the tea shops.

(2)	Revenue from sales of dark tea products

The Company commenced its business of distributing dark tea in October 2019, when the Company entered into VIE agreements with 39Pu and 39Pu’s shareholders. The Company recognizes revenues when dark teas are delivered to customers, on a gross basis as the Company is acting as a principal in these transactions.

During the six months ended December 31, 2021 and 2020, the Company recognized revenues of $1,201,394 and $3,704,424 from sales of dark tea products. The increase was caused by the Company’s efforts in sales of dark tea product to both online and offline customers.

Cost of revenues

The cost of revenues is comprised of material costs of tea beverage drinks, light meals, dark tea products and other products. For the six months ended December 31, 2021, the Company incurred cost of $1,008,334, consisting of cost of tea beverage drinks and light meals of $58,328 and cost of dark tea products of $950,006.  For the six months ended December 31, 2020, the Company incurred cost of $2,328,001, consisting of cost of tea beverage drinks and light meals of $89,858 and cost of dark tea products of $2,238,143. The decrease of cost of revenues was in line with the decrease of revenues.

General and administrative expenses

General and administrative expenses increased from $2,205,377 for the six months ended December 31, 2020, to $4,809,370 for the six months ended December 31, 2021, representing an increase of $2,603,993, or 118%. General and administrative expenses was mainly comprised of employee salary and welfare expenses, retail store and office rental expenses, share-based compensation expenses, professional consulting service fees, inventory provision expenses, and research and development expenses for our planned blockchain business. The increase of general and administrative expenses was mainly attributable to the increase of research and development expenses of $0.5 million incurred for our planned blockchain business, inventory write-down of $0.9 million on our dark-tea products, and increase of promotion expenses of $1.0 million.

Change in fair value of warrants

Gain on change in fair value of warrants was $65,576 for the six months ended December 31, 2021, as compared with $845,683 for the six months ended December 31, 2020. This is recorded as a non-cash gain, which resulted from the change in fair value of warrants issued connection with registered direct offering closed on May 24, 2019, and the private placement closed on November 21, 2017.

Income tax expenses

For the six months ended December 31, 2021, the Company incurred minimal income tax expenses. For the six months ended December 31, 2020, the Company incurred current income tax expenses of $259,031, because 39Pu generated taxable income during the period.

Net loss

As a result of the foregoing, net loss for the six months ended December 31, 2021 was $4,702,810, representing a change of $4,399,609 from net loss of $303,201 for the six months ended December 31, 2020.

Critical Accounting Policies and Estimates

We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet dates and revenues and expenses during the reporting periods. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our unaudited condensed consolidated financial statements and other disclosures included in this Form 6-K.

●	Basis of presentation

The consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

●	Principal of consolidation

The consolidated financial statements include the accounts of the Company, its wholly and majority owned subsidiaries, and consolidated VIEs for which the Company is the primary beneficiary.

All transactions and balances among the Company, its subsidiaries and consolidated VIEs have been eliminated upon consolidation.

●	Revenue recognition

The Company adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”) beginning on July 1, 2018 using the modified retrospective approach. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

The Company has assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of ASC 606 and therefore there was no material changes to the Company’s consolidated financial statements upon adoption of ASC 606.

In according with ASC 606, revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those services.

During the six months ended December 31, 2021 and 2020, the Company generated revenues primarily from sales of tea products, beverages and light meals in its tea shop chains by Hunan MYT, and from sales of dark tea products by 39Pu.

Sales of tea products, beverages and light meals in retail shop chains by Hunan MYT

Customers place order and pay for tea products, beverage drinks and light meals in the Company’s tea shop chains. Revenues are recognized at the point of delivery to customers. Customers that purchase prepaid cards are issued additional points for free at the time of purchase. Cash received from the sales of prepaid vouchers are recognized as unearned income. Consideration collected for prepaid cards is equally allocated to each point as an element, including the points issued for free, to determine the transaction price for each point. The allocated transaction price are recognized as revenues upon the redemption of the points for purchases.

Sales of dark tea products by 39Pu

The Company identifies a single performance obligation from contracts. The Company recognizes revenues on a gross basis as the Company is acting as a principal in these transactions and is responsible for fulfilling the promise to provide the specified goods, subject to inventory risks and has the discretion in establishing prices. The transaction fees are fixed. Payments received in advance from customers are recorded as “advance from customers” in the consolidated balance sheets. Advance from customers is recognized as revenue when the Company delivers the courses to its customers. Such advance payment received are non-refundable. In cases where fees are collected after the sales, revenue and accounts receivable are recognized upon delivery of products to the Company.

●	Income taxes

The Company accounts for income taxes in accordance with the U.S. GAAP for income taxes. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes.

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis. Deferred tax assets are recognized to the extent that it is probable that taxable income to be utilized with prior net operating loss carried forward. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company did not have unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of December 31, 2021. As of December 31, 2021, income tax returns for the tax years ended December 31, 2016 to 2020 remain open for statutory examination by PRC tax authorities.

B. Liquidity and Capital Resources

We have financed our operations primarily through shareholder contributions, cash flow from operations, private placements, and public offerings of securities. As of December 31, 2021, we had cash of $22.4 million. In addition, as of December 31, 2021, we had short-term investments of $0.8 million with maturities within twelve months.

During the six months ended December 31, 2021, the Company raised net proceeds aggregating $20.8 million from registered direct offerings, raised proceeds of $47.7 million from certain private placements and raised proceeds of $6.7 million from exercise of warrants by warrant holders.

On January 25, 2022, the Company entered into certain Warrant Purchase Agreement (the “Agreement”) with certain accredited investors (the “Sellers”) pursuant to which the Company agreed to buy back warrants held by the Sellers with the right to purchase an aggregate of 10,549,000 ordinary shares (“Ordinary Shares”), no par value, of the Company, with an exercise price of $1.50 per Ordinary Share and an expiration date of July 20, 2026 (the “July Warrants”), and warrants with the right to purchase an aggregate of 5,549,000 Ordinary Shares, with an exercise price of $3.60 per Ordinary Share and an expiration date of October 30, 2026 (the “April Warrants” and collectively with the July Warrants, the “Warrants”). The Warrants were sold to these Sellers in previous transactions that closed on July 20, 2021 and April 30, 2021. The purchase price for each Warrant is $0.40.

Statement of Cash Flows

	For the Six Months Ended December 31,
	2021	2020
Net cash used in operating activities	$(3,819,786)	$(510,405)
Net cash used in investing activities	(71,933,386)	(2,573,908)
Net cash provided by financing activities	75,156,124	11,050,000
Effect of exchange rate changes on cash	1,843,242	55,654
Increase in cash	$1,246,194	$8,021,341

Net cash used in operating activities

For the six months ended December 31, 2021, net cash used in operating activities was $3,819,786. This was mainly attributable to our net loss of $4,702,810, adjusted by depreciation and amortization expenses of $439,762 and decrease of inventories of $542,460.

For the six months ended December 31, 2020, net cash used in operating activities was $510,405, mainly derived from (i) net loss of $303,201 for the six months adjusted for noncash amortization of right of use assets of $227,566, decrease in fair value of warrants of $845,683, stock based compensation expenses of $222,500 to certain consultants, and share of loss of $201,815 from our equity investees including Meno, Guokui, CYY and Store Master, and (ii) net changes in our operating assets and liabilities, principally comprising of (a) an increase of $262,396 in accounts receivable because we generated increasing revenues in sales of dark tea products, and (b) an increase of $259,284 in income tax payable because we generated net profits from sales of dark tea products by 39Pu.

Net cash used in investing activities

For the fiscal six months ended December 31, 2021, net cash used in investing activities was $71,933,386. This was primarily attributable to loans of $23,300,000 made to certain third parties, purchase of property and equipment aggregating $758,024, payment of deposits in mining equipment of $59,917,356, partially offset by collection of loans of $12,630,735 from a third party.

For the six months ended December 31, 2020, net cash used in investing activities was $2,573,908. This was mainly attributable to investments in short-term investments of $9,393,389, investment of $1,257,714 in four equity investees, and loans of $1,181,060 made to a third party, netting off against proceeds of $8,541,987 from release of short-term investments, and collection of loans of $814,003 from a third party.

Net cash provided by financing activities

For the six months ended December 31, 2021, net cash provided by financing activities was $75,156,124, among which $20,810,000 was raised in one registered direct offering, $47,671,124 was raised in certain private placements, and $6,675,000 was raised from exercise of warrants by warrant holders.

For the six months ended December 31, 2020, we raised net proceeds of $11,050,000 from two private placements.

C. Research and development, patent and licenses, etc.

Not applicable.

D. Trend information

Other than as disclosed elsewhere in this annual report, the Company is not aware of any trends, uncertainties, demands, commitments or events for the six months ended December 31, 2021 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-balance sheet arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F. Tabular disclosure of contractual obligations

Contractual obligations

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2021:

Lease payment
For the six months ended June 30, 2022	$170,473
For the twelve months ended June 30, 2023	136,929
For the twelve months ended June 30, 2024	82,103
For the twelve months ended June 30, 2025	66,089
For the twelve months ended June 30, 2026 and thereafter	66,089
Total lease payments	521,683
Less: imputed interest	(52,899)
Present value of lease liabilities	$468,784

G. Safe Harbor

See “Forward-Looking Statements.”

H. Holding Company Structure

The Company is a holding company with no material operations of its own. We conduct our operations through our PRC subsidiaries and consolidated VIE. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries and consolidated VIE. If our subsidiaries, our consolidated VIE or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to our consolidated affiliated entity only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and our VIE when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to our consolidated affiliated entity either through entrustment loans from our PRC subsidiaries to our VIE or direct loans to such consolidated affiliated entity’s nominee shareholders, which would be contributed to the consolidated variable entity as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the consolidated affiliated entity’s share capital.